                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.2)*


                       COLLAGENEX PHARMACEUTICALS, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  19419B-10-0
                                (CUSIP Number)

                       December 31, 1998 (Annual Filing)
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information with would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19419B-10-0                 13G             Page  2    of  9
                                                          -----    -----
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Columbine Venture Fund II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     [a]  [_]
     [b]  [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
     Delaware, USA

NUMBER OF                        5.  SOLE VOTING POWER
SHARES BENE-                         969,328
FICIALLY OWNED                   6.  SHARED VOTING POWER
BY EACH REPORTING                7.  SOLE DISPOSITIVE POWER
PERSON WITH                          969,328
                                 8.  SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     969,328

10. CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     11.3%

12.  TYPE OF REPORTING PERSON (See instructions)
     PN

CUSIP No. 19419B-10-0                 13G             Page  3    of  9
                                                          -----    -----
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Columbine Venture Management II

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     [a]  [_]
     [b]  [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
     Delaware, USA

NUMBER OF                   5.  SOLE VOTING POWER
SHARES BENE-                    979,328
FICIALLY OWNED              6.  SHARED VOTING POWER
BY EACH REPORTING           7.  SOLE DISPOSITIVE POWER
PERSON WITH                     979,328
                            8.  SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     979,328

10. CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     11.4%

12.  TYPE OF REPORTING PERSON (See instructions)
     PN

CUSIP No. 19419B-10-0                 13G             Page  4    of  9
                                                          -----    -----
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sherman J. Muller

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     [a]  [_]
     [b]  [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
     USA

NUMBER OF                 5.  SOLE VOTING POWER
SHARES BENE-              6.  SHARED VOTING POWER
FICIALLY OWNED                979,328
BY EACH REPORTING         7.  SOLE DISPOSITIVE POWER
PERSON WITH               8.  SHARED DISPOSITIVE POWER
                              979,328

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     979,328

10. CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     11.4%

12.  TYPE OF REPORTING PERSON (See instructions)
     IN

CUSIP No. 19419B-10-0                 13G             Page  5    of  9
                                                          -----    -----
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Terence E. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     [a]  [_]
     [b]  [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
     USA

NUMBER OF                    5.  SOLE VOTING POWER
SHARES BENE-                 6.  SHARED VOTING POWER
FICIALLY OWNED                   979,328
BY EACH REPORTING            7.  SOLE DISPOSITIVE POWER
PERSON WITH                  8.  SHARED DISPOSITIVE POWER
                                 979,328

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     979,328

10. CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     11.4%

12.  TYPE OF REPORTING PERSON (See instructions)
     IN

CUSIP No. 19419B-10-0                 13G             Page  6    of  9
                                                          -----    -----
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Carl S. Stutts

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     [a]  [_]
     [b]  [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
     USA

NUMBER OF                      5.  SOLE VOTING POWER
SHARES BENE-                   6.  SHARED VOTING POWER
FICIALLY OWNED                     0
BY EACH REPORTING              7.  SOLE DISPOSITIVE POWER
PERSON WITH                    8.  SHARED DISPOSITIVE POWER
                                   0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

10. CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0%

12.  TYPE OF REPORTING PERSON (See instructions)
     IN

CUSIP No. 19419B-10-0                                 Page  7    of  9
                                                          -----    -----
Item No. 1:
- ----------

    CollaGenex Pharmaceuticals, Inc.
    301 S. State Street
    Newtown, Pennsylvania 18940

Item No. 2:
- ----------

    (a)   Columbine Venture Fund II, L.P.
    (b)   5460 S. Quebec Street, Suite 270
          Englewood, Colorado 80111
    (c)   Delaware, USA
    (d)   Common Stock
    (e)   CUSIP No. 19419B-10-0

    (a)   Columbine Venture Management II
    (b)   5460 S. Quebec Street, Suite 270
          Englewood, Colorado 80111
    (c)   Delaware, USA
    (d)   Common Stock
    (e)   CUSIP No. 19419B-10-0

    (a)   Sherman J. Muller
    (b)   5460 S. Quebec Street, Suite 270
          Englewood, Colorado 80111
    (c)   USA
    (d)   Common Stock
    (e)   CUSIP No. 19419B-10-0

    (a)   Terence E. Winters
    (b)   10040 East Happy Valley Road, No. 366
          Scottsdale, Arizona 85255
    (c)   USA
    (d)   Common Stock
    (e)   CUSIP No. 19419B-10-0

    (a)   Carl S. Stutts
    (b)   3810 Swarthmore
          Houston, Texas 77005
    (c)   USA
    (d)   Common Stock
    (e)   CUSIP No. 19419B-10-0

CUSIP No. 19419B-10-0                                 Page  8    of  9
                                                          -----    -----
Item No. 3:
- ----------

    Not applicable.


Item No. 4:
- ----------

    Reporting Persons incorporate by reference the information on ownership contained under numbers 5, 6, 7, 8, 9, 10 and 11 of the cover sheets. The numbers include 969,328 shares of Common Stock and options to purchase 10,000 shares of Common Stock that are now exercisable. Title to all shares of Common Stock is held by Columbine Venture Fund II, L.P. ("Columbine") which does not hold an interest in the options. Columbine Venture Management II ("Management") is the sole general partner of Columbine and is a reporting person with respect to the shares held by Columbine by virtue of its voting power and dispositive power over the shares held by Columbine. The individuals are general partners in Columbine Venture Management II, and each is a reporting person with respect to the shares held by Columbine by virtue of his shared voting and dispositive power over the shares held by Columbine in which he is a general partner of the general partner. Each reporting person, other than Columbine, disclaims his or its interest in the Common Stock, except to the extent of his or its proportionate interest as a partner. The reporting persons other than Columbine also have an interest in options exercisable for an additional 15,000 shares of Common Stock, which are not exercisable within 60 days. These options will vest and become exercisable as follows: (i) options for 6,000 of the shares will vest in increments of 2,000 shares each on June 20, 1999 and on each of the next two anniversaries thereafter, and (ii) options for 9,000 of the shares will vest in increments of 3,000 shares each on November 22, 1999 and on each of the next two anniversaries thereafter. If not previously exercised, options for 10,000 shares will expire on June 20, 2006 and the remaining options will expire on November 22, 2006. Therefore, the number of shares held (and corresponding change in the percentage held) by each reporting person other than Columbine will increase for the end of 1999 and for the end of each of the next two calender years thereafter by 5,000 shares to account for options which will have become exercisable by the end of each such year.

Item No. 5:
- ----------

    Carl S. Stutts was previously a reporting person by virtue of his position as a general partner in Management. Mr. Stutts is no longer a general partner and therefore has ceased to be the beneficial owner of more than five percent of the class of securities.

Item No. 6:
- ----------

    No person, other than the reporting person, has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

CUSIP No. 19419B-10-0                                 Page  9    of  9
                                                          -----    -----
Item No. 7:
- ----------

    Not applicable.


Item No. 8:
- ----------

    Not applicable.

Item No. 9:
- ----------

    Not applicable.

Item No. 10:
- -----------

    Not applicable.


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 12, 1999



                                 /s/ JAMES A. JACOBSON
                                 --------------------------------------------
                                 James A. Jacobson, as agent and
                                 attorney-in-fact for each reporting
                                 person pursuant to powers of attorney
                                 attached hereto